Exhibit (12)

MARSHALL & ILSLEY CORPORATION

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2007		2006		2005		2004		2003
Earnings:
Income from continuing operations before income taxes	$710,580		$955,149		$864,783		$785,994		$654,774
Fixed charges, excluding interest on deposits	831,420		671,203		442,234		262,880		249,910

Earnings including fixed charges but excluding interest on deposits	1,542,000		1,626,352		1,307,017		1,048,874		904,684
Interest on deposits	1,231,252		1,083,392		562,552		281,271		230,805

Earnings including fixed charges and interest on deposits	$2,773,252		$2,709,744		$1,869,569		$1,330,145		$1,135,489

Fixed Charges:
Interest Expense:
Short-term borrowings	$236,671		$186,746		$106,220		$61,144		$80,957
Long-term borrowings	585,025		476,540		329,876		196,160		162,921
One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	9,724		7,917		6,138		5,576		6,032

Fixed charges excluding interest on deposits	831,420		671,203		442,234		262,880		249,910
Interest on deposits	1,231,252		1,083,392		562,552		281,271		230,805

Fixed charges including interest on deposits	$2,062,672		$1,754,595		$1,004,786		$544,151		$480,715

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	1.85	x	2.42	x	2.96	x	3.99	x	3.62	x
Including interest on deposits	1.34	x	1.54	x	1.86	x	2.44	x	2.36	x